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November 21, 2014

thomas.majewski@shearman.com
(212) 848-7182

Edward P. Bartz
Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Miller/Howard High Income Equity Fund (the “Fund”)
File Nos. 333-173849 and 811-22553

Dear Mr. Bartz:

Thank you for your comments which you conveyed to us by telephone on November 18, 2014 regarding the registration statement of the Fund on Form N-2 filed with the Securities and Exchange Commission (“SEC”) on November 3, 2014.  Below, please find our responses to the staff’s comments.

For your convenience, your comments are numbered and presented below and each comment is followed by the Fund’s response.  To the extent that a comment affected similar disclosure elsewhere in the registration statement, the Fund has revised the other disclosure accordingly.  The section and page references that we refer to in the Fund’s responses are references to the version of Amendment No. 7 to the registration statement filed with the SEC on November 3, 2014 (“Pre-Effective Amendment No. 7”).

Unless otherwise defined in this letter, capitalized terms have the meanings given in Pre-Effective Amendment No. 7.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

I.             Prospectus—Cover Section

1.     COMMENT:   “NO PRIOR TRADING HISTORY”.    REVISE THE FIRST SENTENCE OF THIS DISCUSSION BY ADDING THE PHRASE  “ WHICH MAY INCREASE INVESTORS RISK OF LOSS”  TO THE END OF THE SENTENCE.

RESPONSE:   The Fund has added the requested disclosure.

II.            Prospectus — Summary of Terms

2.     COMMENT:  PAGE 30 — “DURATION AND MATURITY RISK”.    PLEASE ADD AN EXAMPLE SHOWING THE EFFECT OF DURATION AND INTEREST RATES ON FIXED-INCOME INVESTMENTS USING A 10 YEAR DURATION.

RESPONSE:  An example using 10 year duration has been added to the disclosure.

3.     COMMENT: PAGE 36 — “DISTRIBUTIONS AND DIVIDENDS”.   PLEASE DISCLOSE THAT A RETURN OF CAPITAL IS A PORTION OF THE INVESTOR’S ORIGINAL INVESTMENT IN THE FUND.

RESPONSE:  The Fund has added the requested disclosure.

III.          Summary of Expenses

4.     COMMENT:  PAGE 39 — FEE TABLE.  EXPLAIN SUPPLEMENTALLY THE BASIS FOR THE FUND’S DETERMINATION THAT IT WILL SELL $250 MILLION SHARES IN THE OFFERING.

RESPONSE:  The $250 Million estimate used for purposes of the Fee Table is the Fund’s good faith estimate of the size of the offering based on current information available.

5.     COMMENT:  PAGE 39 — PLEASE MOVE THE HEADING IN THE FEE TABLE “PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO COMMON SHARES” TO MIRROR THE FORM N-2.

RESPONSE:  The Fund has made the requested revision.

IV.          Risk Factors and Other Considerations

6.     COMMENT:  PAGE  80 — CREDIT DEFAULT SWAPS.  ADD TO THE SECTION DISCLOSURE STATING THAT “IF THE FUND IS A BUYER OF PROTECTION IN

A CREDIT DEFAULT SWAP TRANSACTION, IT WILL SEGREGATE ASSETS UP TO THE TOTAL AMOUNT OF REQUIRED PREMIUM PAYMENTS PLUS ANY  PRE-PAYMENT PENALTY.”

RESPONSE:  The Fund has added the requested disclosure.

V.            General Comments

7.     COMMENT:  LEGALITY OPINION—(1) REVISE THE LEGALITY OPINION TO MAKE REFERENCE TO PRE-EFFECTIVE AMENDMENT NO. 8; (2) DELETE THE PHRASE “BY THE FUND”  AFTER THE WORD “NONASSESSABLE” IN THE FIRST FULL PARAGRAPH ON PAGE 2; AND (3) APPEND OPINION FROM DELAWARE COUNSEL TO FUND COUNSEL’S VALIDITY OPINION;

RESPONSE:  The Registrant has made the revisions noted and appended the opinion from Delaware Counsel.

Very truly yours,

/s/ Thomas M. Majewski

Thomas M. Majewski